Exhibit 99.1

Execution Copy

AMENDING AGREEMENT NO. 1

THIS AMENDING AGREEMENT NO. 1 (this “Amending Agreement”) is made as of July 19, 2019 between the parties to the Credit Agreement (as hereinafter defined).

WHEREAS:

A.    Reference is made to the amended and restated credit agreement dated as of June 27, 2018 between, inter alios, Stantec Inc., as borrower (the “Borrower”), Canadian Imperial Bank of Commerce, as administrative agent (the “Administrative Agent”), and the financial institutions party thereto, as lenders (the “Credit Agreement”).

B.    The Borrower, the Administrative Agent and the Lenders wish to amend the Credit Agreement on the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained in this Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1    One Amending Agreement. This Amending Agreement amends the Credit Agreement. This Amending Agreement and the Credit Agreement shall be read, interpreted, construed and have effect as, and shall constitute, one agreement with the same effect as if the amendments made by this Amending Agreement had been contained in the Credit Agreement as of the date of this Amending Agreement.

1.2    Defined Terms. In this Amending Agreement, unless something in the subject matter or context is inconsistent:

(a)	terms defined in the description of the parties or in the recitals have the respective meanings given to them in the description or recitals, as applicable; and

(b)	all other capitalized terms have the respective meanings given to them in the Credit Agreement as amended by Article Two of this Amending Agreement (collectively, the “Amended Credit Agreement”).

1.3    Headings. The headings of the Articles and Sections of this Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.4    References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Credit Agreement.

Stantec Amending Agreement No. 1

ARTICLE 2

AMENDMENTS

2.1    Applicable Margin. The definition of “Applicable Margin” is deleted in its entirety and replaced with the following:

“Applicable Margin” means the applicable rate per annum, expressed as a percentage, set out in the relevant column and row of the table below, based on the Leverage Ratio as at the most recent Quarterly Date with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1(1).

Leverage Ratio	APPLICABLE MARGIN
	Revolving Credit and Term Credit (Tranche C)				Term Credit (Tranche B)
	Standby Fee	B/A Borrowing, LIBO Rate Loan or Financial Letter of Credit	Non-Financial Letters of Credit	Canadian Prime Loan or Base Rate Loan	B/A Borrowing	Canadian Prime Loan
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Interest and fee pricing with respect to Borrowings outstanding prior to July 19, 2019 shall be as set out in this Agreement prior to the amendment hereto made as of such date, provided that no adjustment shall be made with respect to an acceptance fee collected prior to such date. As at July 19, 2019 the Applicable Margin shall be based upon the shaded row. Thereafter, the Applicable Margin shall change (to the extent necessary, if any) on each date on which the financial statements and Compliance Certificate of the Borrower are delivered to the Administrative Agent pursuant to Section 5.1(1) to reflect any change in the Leverage Ratio effective as of the date of such financial statements, based upon the financial statements for the immediately preceding Rolling Period, or if such day is not a Business Day, then the first Business Day thereafter. Notwithstanding the foregoing, if at any time the Borrower fails to deliver financial statements and the certificate of the Borrower as required by Section 5.1(1) on or before the date required pursuant to Section 5.1(1) (without regard to grace periods), the Applicable Margin shall be the highest margins provided for in the above grid from the date such financial statements are due pursuant to Section 5.1(1) (without regard to grace periods) through the date the Administrative Agent receives all financial statements and certificates that are then due pursuant to Section 5.1(1). Any increase or decrease in: (x) the interest rates on LIBO Rate Loans outstanding on the effective date of a change in the aforesaid rates and fees will apply proportionately to each such LIBO Rate Loan outstanding on the basis of the number of days remaining in the term to maturity thereof; (y) the Acceptance Fees on Bankers’ Acceptances outstanding on the effective date of a change in the aforesaid rates and fees will apply for new Bankers’ Acceptances issued after such effective date or on any rollover of an existing Bankers’ Acceptance but otherwise the

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Acceptance Fees on any Bankers’ Acceptance existing at such effective date will not change until the maturity date thereof; and (z) the fees on Letters of Credit outstanding on the effective date of a change in the aforesaid rates and fees will apply proportionately to each such Letter of Credit outstanding on the basis of the number of days remaining in the term to maturity or renewal thereof.

2.2    Definitions. Section 1.1 is amended by adding the following definitions in alphabetical order:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(a)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(c)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning assigned to such term in Section 9.22.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Permitted Group Party Investments” means:

(a)	Investments in Credit Parties; and

(b)	Investments by Non-Credit Party Subsidiaries in other Non-Credit Party Subsidiaries.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning assigned to such term in Section 9.22.

“Supported QFC” has the meaning assigned to such term in Section 9.22.

“U.S. Special Resolution Regimes” has the meaning assigned to such term in Section 9.22.

2.3    GAAP Definition. The definition of “GAAP” in Section 1.1 is deleted in its entirety and replaced with the following:

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“GAAP” means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person, including International Financial Reporting Standards; provided that, for the purposes of calculating or determining any financial definition, ratio or covenant hereunder:

(a)	IFRS-16 shall be deemed to have not been adopted; and

(b)

each Compliance Certificate delivered hereunder shall include a reconciliation to all financial statements delivered pursuant to Section 5.1(1) setting out in reasonable detail the impact of clause (a) above.

2.4    Guarantors Definition. The definition of “Guarantors” in Section 1.1 is deleted in its entirety and replaced with the following:

“Guarantors” means each of the Borrower, Stantec Consulting Ltd., Stantec Architecture Ltd., Stantec Consulting Services Inc., Stantec Geomatics Ltd., Stantec Consulting International Ltd., Stantec Technology International Inc., Mustang Acquisition Holdings Inc., Stantec Architecture Inc., Stantec Delaware III LLC, Stantec Delaware IV LLC, Harza International Development Company, LLC, 3221969 Nova Scotia Company, Stantec Holdings II Ltd., Stantec Delaware II LLC, Stantec Global Capital Limited, Stantec Holding (2017) Limited, Stantec Constructors Holding (2017) Limited, Stantec Oceania Limited, Stantec Constructors Holding B.V., Stantec Treatment Group Limited, Stantec Treatment Holding Limited, Stantec Holding B.V., Stantec Asia Limited, Stantec Australia Pty Ltd, Stantec Europe Limited, Stantec UK Limited, Stantec Holdings, Stantec New Zealand, Stantec Land Surveying Ltd., Peter Brett Associates LLP, and Stantec Consulting International LLC, together with any other Material Subsidiary that accedes to the Credit Party Guarantee.

2.5    Lenders Definition. The definition of “Lenders” in Section 1.1 is amended by deleting the following sentence:

For greater certainty, Raymond James Bank, N.A. has executed this Agreement to facilitate the amendment and restatement of the Original Credit Agreement pursuant to this Agreement but is not a Lender hereunder.

2.6    Material Subsidiary Definition. The definition of “Material Subsidiary” in Section 1.1 is deleted in its entirety and replaced with the following:

“Material Subsidiary” means each present and future Subsidiary:

(a)	required in order to maintain an Asset Coverage Percentage of not less than 75%; or

(b)	required in order to maintain an EBITDA Coverage Percentage of not less than 75%.

Compliance with the conditions set out in paragraphs (a) and (b) above shall be determined by reference to the most recent Compliance Certificate and/or the latest financial

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statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest Consolidated financial statements of the Borrower. However, if a Person has become a Subsidiary since the date as at which the latest Consolidated financial statements of the Borrower were prepared, such financial statements shall be deemed to be adjusted in order to take into account such development.

2.7    Permitted Credit Party Investments Definition. The definition of “Permitted Credit Party Investments” in Section 1.1 is deleted in its entirety.

2.8    Revolving Credit Maturity Date Definition. The definition of “Revolving Credit Maturity Date” in Section 1.1 is deleted in its entirety and replaced with the following:

“Revolving Credit Maturity Date” means June 27, 2024.

2.9    Total Indebtedness Definition. The definition of “Total Indebtedness” in Section 1.1 is deleted in its entirety and replaced with the following:

“Total Indebtedness” means, at any time, an amount equal to:

(a)	the aggregate amount of Indebtedness of the Borrower at such time; less

(b)	the amount of unencumbered cash of the Borrower up to an aggregate amount of [Redacted];

in each case determined on a Consolidated basis.

2.10    Accounting Terms; GAAP. Section 1.5 is deleted in its entirety and replaced with the following:

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP. Except as otherwise expressly provided herein, all calculations of the components of the financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Closing Date and used in the preparation of the Consolidated financial statements of the Borrower referred to in Section 5.1(1). In the event of a change in GAAP, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Closing Date, and any new financial ratio or financial covenant shall be subject to approval by the Required Lenders. Until the successful conclusion of any such negotiation and approval by the Required Lenders, (a) all calculations made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence immediately prior to such adoption or change, and (b) financial statements delivered pursuant to Section 5.1(1) shall be accompanied by a reconciliation showing the adjustments made to calculate such financial ratios and financial covenants. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component,

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carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement. The Borrower shall not change the framework adopted under International Financial Reporting Standards.

2.11    Additional Commitments. Section 2.1(3)(c)(iv) is amended by deleting the reference to “Cdn.$400,000,000” and replacing it with “Cdn.$600,000,000”.

2.12    Term Loan Prepayments. Section 2.9(4) is deleted in its entirety and replaced with the following:

(4)     Term Loan Prepayments. Prepayments of the Term Loans pursuant to Sections 2.9(2) or (3) shall be applied between the Term Credit (Tranche B) and the Term Credit (Tranche C) as the Borrower may direct in writing.

2.13    Credit Party Guarantee. Section 5.1(11) is amended by adding the following sentence at the end thereof:

If a Subsidiary is no longer a Material Subsidiary and no Default or Event of Default has occurred and is continuing, then the Administrative Agent shall, at the written request and cost of the Borrower, release such Subsidiary from the Credit Party Guarantee.

2.14    Investments. Section 6.1(6) is deleted in its entirety and replaced with the following:

(a)	Investments. The Borrower shall not, and shall not permit any other Group Party to, make or permit to exist any Investment other than:

(i)	Investments in Cash Equivalents;

(ii)	Permitted Group Party Investments;

(iii)

Investments made to facilitate tax planning where the amount invested is repaid, distributed or otherwise repatriated on the same day or such longer period of time as may be approved by the Administrative Agent, acting reasonably, to recognize and account for any multiple jurisdictions and/or time zones involved in such tax planning;

(iv)	Investments existing as at the Closing Date;

(v)	Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(vi)	Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

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(vii)

Investments (including debt obligations and Equity Securities) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business or upon the foreclosure (or other transfer of title in lieu of foreclosure) with respect to any Investment;

(viii)

Investments of a Person existing at the time such Person becomes a Group Party pursuant to an Acquisition permitted under Section 6.1(7) so long as such Investments were not made in connection with, or in contemplation of, such Person becoming a Group Party;

(ix)	Investments by International Insurance Group Inc. that comply with applicable Laws pertaining to capital requirements;

(x)	the capital contribution by MWH Holdings, Inc. to MEL of up to [Redacted] in cash;

(xi)	the capital contribution by MWH Holdings, Inc. to MEL of a [Redacted] receivable owing by MEL;

(xii)	the capital contribution by MWH Holdings, Inc. to MWH BV of all Equity Securities issued by MEL and owned by MWH Holdings; and

(xiii)	other Investments made following the Closing Date, the aggregate net principal amount of which does not exceed the Non-Credit Party Investment Basket Cap.

2.15    Acknowledgement Regarding Any Supported QFCs2.16 . Article 9 is amended by adding the following as a new Section 9.22:

Section 9.22.    Acknowledgement Regarding Any Supported QFCs.

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for a Hedge Arrangement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree that with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the following provisions applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States), in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or

Stantec Amending Agreement No. 1

such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

2.17    Pension Plans. Schedule 3.1(13) is deleted in its entirety and replaced with Exhibit A attached hereto.

2.18    Subsidiaries. Schedule 3.1(14) is deleted in its entirety and replaced with Exhibit B attached hereto.

2.19    Employee Matters. Schedule 3.1(18) is deleted in its entirety and replaced with Exhibit C attached hereto.

ARTICLE 3

REPRESENTATIONS, WARRANTIES, AND COVENANTS

3.1    Confirmation of Representations. The Borrower hereby represents and warrants that, as at the date of this Amending Agreement and assuming that the amendments made to the Credit Agreement by this Amending Agreement have become effective:

(a)	this Amending Agreement and the Confirmation appended hereto has been duly authorized, executed and delivered by each of the signatory Credit Parties;

(b)

the Credit Agreement, as amended hereby, constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(c)	no Default or Event of Default has occurred and is continuing; and

(d)	the representations and warranties contained in Article 3 (other than those that are made with respect to a specific date) are true and correct as if made on the date hereof.

Stantec Amending Agreement No. 1

ARTICLE 4

CONDITIONS

4.1    Conditions Precedent. This Amending Agreement shall become effective on July 19, 2019 conditional upon receipt by the Administrative Agent, prior to 9:00 a.m. on such date, of:

(a)	a counterpart of this Amending Agreement executed by the Borrower, the Administrative Agent and the Lenders;

(b)	a counterpart of the Confirmation appended to this Amending Agreement, executed by each Guarantor; and

(c)

payment to the Administrative Agent for the account of the Revolving Credit Lenders an upfront fee of [Redacted] basis points per annum upon the aggregate Revolving Credit Commitments over the period by which the Revolving Credit Maturity Date has been extended hereunder.

ARTICLE 5

GENERAL

5.1    Confirmation. Except as specifically stated herein, the Credit Agreement and the other Loan Documents shall continue in full force and effect in accordance with the provisions thereof. All Secured Liabilities under the Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Amending Agreement, and this Amending Agreement shall not evidence or result in a novation of such Secured Liabilities.

5.2    Interpretation. All references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents. This Amending Agreement shall constitute a “Loan Document” under, and as defined in, the Credit Agreement.

5.3    Binding Nature. This Amending Agreement shall enure to the benefit of and be binding upon the Borrower, the Administrative Agent and the Lenders and their respective successors and permitted assigns.

5.1    Severability. Any provision of this Amending Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Amending Agreement, all without affecting the remaining provisions of this Amending Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.2    Conflicts. If, after the date of this Amending Agreement, any provision of this Amending Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Amending Agreement shall prevail.

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5.3    Governing Law. This Amending Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.4    Counterpart and Facsimile. This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed signature page to this Amending Agreement by any party by facsimile or other form of electronic transmission shall be as effective as delivery of a manually executed copy of this Amending Agreement by such party.

[signatures on the following pages]

Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC INC., as Borrower

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ROYAL BANK OF CANADA, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

THE TORONTO-DOMINION BANK, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

BANK OF MONTREAL, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

NATIONAL BANK OF CANADA, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

HSBC BANK CANADA, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

RAYMOND JAMES FINANCE COMPANY OF CANADA LTD., as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ALBERTA TREASURY BRANCHES, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

WELLS FARGO BANK N.A., CANADIAN BRANCH, as Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:
Name:
Title:

Signature Page	Stantec Amending Agreement No. 4

CONFIRMATION

Each undersigned Guarantor acknowledges and irrevocably consents to the terms of the Amending Agreement. Each undersigned Guarantor further represents, warrants, and confirms to the Administrative Agent for the benefit of each Secured Party that:

(a)

the Credit Party Guarantee and the guarantees and indemnities granted thereunder continue in full force and effect in accordance with their terms notwithstanding the Amending Agreement and the amendments to the Credit Agreement effected thereby;

(b)	such guarantees and indemnities extend to the indebtedness, liabilities and obligations of the Borrower under the Amended Credit Agreement; and

(c)

all references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents.

[signatures on the next following pages]

Signature Page	Stantec Amending Agreement No. 4

STANTEC INC.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC CONSULTING LTD.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC ARCHITECTURE LTD.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC CONSULTING SERVICES INC.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC GEOMATICS LTD.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC CONSULTING INTERNATIONAL LTD.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC TECHNOLOGY INTERNATIONAL INC.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC DELAWARE III LLC

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC DELAWARE IV LLC

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

MUSTANG ACQUISITION HOLDINGS INC.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC ARCHITECTURE INC.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

3221969 NOVA SCOTIA COMPANY

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC HOLDINGS II LTD.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC DELAWARE II LLC

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

HARZA INTERNATIONAL DEVELOPMENT COMPANY, LLC

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC CONSTRUCTORS HOLDING (2017) LIMITED

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC GLOBAL CAPITAL LIMITED

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC HOLDING (2017) LIMITED

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC OCEANIA LIMITED

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

EXECUTED AND DELIVERED as a DEED on behalf of STANTEC ASIA LIMITED, acting by the following director and officer:

(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

Executed in accordance with section 127 of the Corporations Act 2001 by STANTEC AUSTRALIA PTY LTD

(Signed) “[Name Redacted]”	(Signed) “[Name Redacted]”
[Redacted]	[Redacted]

[Redacted]	[Redacted]
Print Name	Print Name

Signature Page	Stantec Amending Agreement No. 1

STANTEC CONSTRUCTORS HOLDING B.V.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC EUROPE LIMITED

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

Stantec Holdings by:

(Signed) “[Name Redacted]”	(Signed) “[Name Redacted]”
[Redacted]	[Redacted]

[Redacted]	[Redacted]
Name of [Redacted]	Name of [Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC HOLDING B.V.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

Stantec New Zealand by:

(Signed) “[Name Redacted]”	(Signed) “[Name Redacted]”
[Redacted]	[Redacted]

[Redacted]	[Redacted]
Name of [Redacted]	Name of [Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC TREATMENT GROUP LIMITED

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC TREATMENT HOLDING LIMITED

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC UK LIMITED

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC LAND SURVEYING LTD.

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

PETER BRETT ASSOCIATES LLP

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

PETER BRETT ASSOCIATES LLP

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

STANTEC CONSULTING INTERNATIONAL LLC

By:	(Signed) “[Name Redacted]”
	Name:	[Redacted]
	Title:	[Redacted]

Signature Page	Stantec Amending Agreement No. 1

EXHIBIT A

SCHEDULE 3.1(13)

PENSION PLANS

[Redacted]

EXHIBIT B

SCHEDULE 3.1(14)

SUBSIDIARIES

[Redacted]

Stantec Amending Agreement No. 1

EXHIBIT C

SCHEDULE 3.1(18)

EMPLOYEE MATTERS

[Redacted]